Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

9 September 2024

Anthony Miller appointed Chief Executive Officer of Westpac

The Westpac Board of Directors has announced the appointment of Anthony Miller as Group CEO and Managing Director, commencing 16 December 2024.

Mr Miller, currently Chief Executive of Westpac’s Business & Wealth division, will succeed Peter King, who will retire after a 30-year career at Westpac including five years as CEO.

Westpac Chair Steven Gregg said Mr Miller is the right person to take the company into a new era.

“Anthony is an exceptional leader. He’s an individual of integrity and he’s ready to lead Australia’s oldest company. He has deep expertise in financial services and global banking and has built a considerable track record of delivery over 25 years,” Mr Gregg said.

“Anthony is ambitious for the future of Westpac and its customers. Since joining Westpac in 2020, he’s put the Institutional Bank on a path to reclaiming its leadership position. He’s spent the past year leading Business & Wealth, restoring growth and focusing on customers.”

Prior to joining Westpac Mr Miller was Deutsche Bank’s CEO of Australia/NZ and Co-Head of Investment Bank, APAC. He also spent 16 years at Goldman Sachs, including as Partner.

“In our search for a CEO, we looked for an executive who is customer-focused with a proven record of performance and a deep understanding of the Australian market,” Mr Gregg said.

“Anthony is that executive. He has a vision to return Westpac to a position of leadership and build on the foundational work of the past five years. As an internal appointment Anthony knows what needs to be done and will move at pace, ensuring a seamless transition.”

Mr Miller said he’s honoured by the appointment.

“Westpac is an exceptional company that plays a profoundly important role in the lives of millions of Australians,” Mr Miller said.

“I’m excited by the opportunity and I’m grateful for Peter’s significant contribution as CEO. My aspiration is to build on that work and unleash Westpac’s true potential.

“I want Westpac to be a bank built on trust and reliability – always there to help our customers through every one of life’s moments.

“I’m committed to growing the bank safely and sustainably, completing the Customer Outcomes and Risk Excellence transition and delivering UNITE, our business and technology simplification.”

Chair Steven Gregg thanked Peter King for his decades of service to Westpac.

“Peter has done an outstanding job as CEO of Westpac,” Mr Gregg said.

“He stepped in at a very difficult time in 2019, steering the company through several regulatory challenges and the COVID pandemic. Since then, Peter has provided much-needed stability to the bank while transforming risk management. He simplified the company’s portfolio of businesses and returned it to growth in key divisions. He’s now begun the critical task of technology simplification, which will continue under Anthony.

“Peter’s time as CEO will forever be defined by his courage and commitment to Westpac. He leaves a significant legacy and we owe him a great debt of gratitude,” Mr Gregg said.

Mr King welcomed the appointment of Mr Miller as his successor.

“Anthony will make a great CEO. In his time at Westpac he’s proven he has what it takes to deliver for customers, employees and shareholders. He’s an experienced banker, with customers at the heart,” Mr King said.

“As a result of the hard work completed over the past five years, Westpac is now a simpler, stronger bank, with an improved risk culture. The company is well-placed for its next phase under Anthony.”

Mr Miller holds a Bachelor of Laws from Queensland University of Technology and a Bachelor of Arts in Modern Asian Studies from Griffith University.

A summary of Mr Miller’s biography and employment conditions is attached.

Today’s briefing details will be provided separately.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

ANNEXURE ONE – CV of incoming Group CEO, Anthony Miller

Education

Bachelor of Laws (Honours), Queensland University of Technology

Bachelor of Arts, Modern Asian Studies (Japanese and Economics), Griffith University

Career Summary

Year	Organisation	Location	Role
2023 – Present	Westpac	Australia	Chief Executive, Business & Wealth
2020 – 2023	Westpac	Australia	Chief Executive, Westpac Institutional Bank
2017 – 2020	Deutsche Bank	Australia and APAC	CEO, Deutsche Bank Australia and NZ Co-Head, Investment Bank, APAC
2001 – 2017	Goldman Sach	Sydney and Hong Kong	Partner Managing Director (2014 – 2017) Managing Director, Head of Financing Group Australia and NZ (2007 – 2013) Managing Director, Head of Credit Capital Markets (2003 – 2007)
1999 – 2001	Credit Suisse First Boston	Sydney	Vice President
1997 – 1998	Mallesons Stephens Jacques	Sydney	Lawyer, banking and finance
1993 – 1996	McInnes Wilson Jensen	Brisbane	Lawyer, commercial litigation

ANNEXURE TWO – Summary of terms of employment for incoming Group CEO

The key terms of employment for the incoming Chief Executive Officer and Managing Director, Mr Anthony Miller, are as follows:

Appointment

Mr Miller will commence as Chief Executive Officer and Managing Director (CEO) on Monday 16 December 2024.

Term and Termination

Mr Miller’s employment is ongoing and may be terminated by Mr Miller or Westpac giving 12 months’ notice (or making payment in lieu of all or part of this notice period).

Mr Miller’s employment may be terminated without notice in certain circumstances, including serious misconduct.

Remuneration components

Mr Miller’s remuneration package will be the same as the current CEO’s remuneration package:

•	Fixed remuneration of $2.5 million per annum, inclusive of superannuation and any salary sacrifice arrangements. Reviewed periodically in accordance with Westpac’s remuneration policy.

•	Short Term Variable Reward (STVR) target 75% of fixed remuneration with maximum 93.75% of fixed remuneration.

•	Long Term Variable Reward (LTVR) annual grant up to 140% of fixed remuneration. The LTVR award is comprised of the Performance Rights and Restricted Rights. Annual grants will be determined at the beginning of the relevant performance year and are subject to shareholder approval.

For the 2025 financial year (FY25), Mr Miller’s STVR target and LTVR grant will be pro-rated from his commencement date as CEO.

Further details of the Westpac Group remuneration framework are provided in the 2023 Remuneration Report.

Protection of business

Mr Miller’s employment contract includes customary terms relating to the protection of confidential information and intellectual property and non-compete restrictions which apply for 12 months following the end of his employment.

ANNEXURE THREE – Summary of Retirement Arrangements for Mr King

Transition date

Mr King will cease to be Managing Director and Group Chief Executive Officer on 15 December 2024 and his employment with Westpac will end due to retirement on this date.

Benefits

Mr King will continue to receive his normal remuneration through to the end of his employment but will not receive any LTVR award for FY25. He will remain eligible for a pro rata FY25 STVR.

Upon retirement, Mr King will retain his unvested deferred STVR and LTVR awards which will remain subject to the terms and conditions of the relevant plans, including relevant performance measures, restriction periods and adjustment provisions.

Other termination arrangements will also be in line with his contractual entitlements (12 months’ notice and accrued statutory leave entitlements).

Further details will be provided in Westpac’s 2025 Remuneration Report.